June 3, 2026

Tyler Wilcox
Chief Executive Officer
Peoples Bancorp Inc.
138 Putnam Street
Marietta, OH 45750

        Re: Peoples Bancorp Inc.
            Registration Statement on Form S-4
            Filed May 29, 2026
            File No. 333-296361
Dear Tyler Wilcox:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Anthony D. Weis